Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

MICHAEL G. WOOLDRIDGE	DIRECT DIAL 616/336-6903
E-MAIL mgwooldridge@varnumlaw.com

November 5, 2010

Filed Via Edgar

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4631

Re:	Universal Forest Products, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A filed March 4, 2010
Forms 10-Q for the Periods Ended March 27 and June 26, 2010
File No. 000-22684

Dear Ms. Long:

On behalf of Universal Forest Products, Inc., a Michigan corporation ("UFP"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated October 8, 2010 with respect to the above-referenced filings.  The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 26, 2009

Cover Page

1.         We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act.  However, it appears that you should identify your common stock as registered pursuant to Section 12(b) of the Exchange Act.  In this regard, we note that your common stock appears to have been subject to the Commission's order set forth in Release No. 34-54240 (July 31, 2006).  In future filings revise your cover page accordingly.  In doing so, please identify on your cover page the exchange with which your common stock is registered.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Milwaukee • Novi

Ms. Pamela Long

November 5, 2010

This confirms that UFP's common stock is registered pursuant to Section 12(b) of the Exchange Act under the Commission's order set forth in Release No. 34-54240 (July 31, 2006).  In future filings we will correct this disclosure.

Item 9A.  Controls and Procedures, page 13

2.         We note your disclosure on page 21 of Exhibit 13 and specifically the descriptions of your internal control over financial reporting.  These descriptions appear to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act but do not fully conform to the definition set forth in those rules.  Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings.  Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

This confirms that UFP's management concluded that, as of December 26, 2009, UFP's internal control over financial reporting was effective.  In future filings we will correct this disclosure.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 15

3.         In future filings, please account for the total number of securities in column (c) of the equity compensation plan table by disclosing in a footnote the information required by Instruction 6 to Item 201(d) of Regulation S-K.

In future filings we will add the required disclosure in a footnote to disclose the other forms of non-option awards that may be available under the Company's Long-Term Incentive Plan.

Item 15.  Exhibits, Financial Statement Schedules, page 15

4.         In future filings, please file or incorporate by reference your performance bonus plan and deferred compensation plan described on pages 14 and 16, respectively, of your definitive proxy statement.

In future filings we will file or incorporate by reference the above-referenced plans.

5.         Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions.  See Item 10(d) of Regulation S-K.  We note that some of the exhibits you incorporate by reference, such as exhibit 10(f), have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d).  Please revise your exhibit list accordingly in future filings.

Ms. Pamela Long

November 5, 2010

Please note that the document filed as Exhibit 10(f) was filed as an exhibit to the Company's registration statement and is therefore an exception to the five-year limitation.  In future filings we will revise UFP's exhibit list in accordance with Item 10(d) of Regulation S-K for those documents that exceed the five-year limit and are not filed as exhibits to a registration statement.

6.         We note that you filed with your Form 10-Q for the quarterly period ended September 26, 2009, the schedules and exhibits to your credit agreements listed as exhibits 10(i)(4), (i)(5), and (j)(2).  In future filings, please include in your exhibit list a reference to the Form 10-Q with which you filed such schedules and exhibits.

In future filings, we will include in UFP's exhibit list the requested reference.

Definitive Proxy Statement on Schedule 14A

7.         We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company understands that Section 402(s) requires disclosure of the Company's policies and practices of compensating its employees as they relate to risk management practices and risk-taking incentives only to the extent that such risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse affect on the Company.

For 2009, the Company made the determination that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse affect on the Company.  As described in its Proxy Statement, the Company's incentive compensation is based on a return on investment of each Business Unit (as that term is defined in response to comment 10 below).  This program is consistent for all salaried employees with the exception of certain of the Company's salespeople who are paid on a salary basis plus an incentive based on collected sales and margin.  Under this commission arrangement, commissions are earned based upon margin achievement following the attainment of predetermined sales targets.  This focus on margins reduces the risk that its salespeople would be motivated to generate sales growth at the expense of margins.  Because the commission structure is based upon collected sales, the Company's sales force must also consider the credit risks of current and prospective customers.

The Company has operated for a significant number of years with a substantially similar commission structure and incentive compensation system, neither of which have adversely impacted the Company, providing a further basis for its conclusion that its compensation policies and practices do not promote risk taking that would likely have a material adverse impact on the Company.

Ms. Pamela Long

November 5, 2010

Management regularly assesses the efficiency of its compensation policies and practices to ascertain whether they properly motivate and reward its employees in a manner that is aligned with the best interests of its shareholders.  These assessments are reviewed and discussed with the Compensation Committee of the Board of Directors.

Leadership Structure and the Board's Role in Risk Oversight, page 8

8.         We note that three individuals serve separately as your chairman, chief executive officer, and lead director.  In future filings, please discuss your reasons for determining that this leadership structure is appropriate given your specific characteristics or circumstances.  See Item 407(h) of Regulation S-K.

Mr. Currie, who is the current chairman, is the Company's former CEO and does not qualify as an independent director.  Because the Board regularly holds sessions of its meetings that are exclusively attended by independent directors, Mr. Dutton was appointed as Lead Director to chair those sessions.  In future filings, we will disclose the Board's rationale for establishing this leadership structure.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 13

Base Salaries, page 13

9.         We note your disclosure that Mr. Webster's 10.1% increase in his salary was "attributable to his promotion to president...on January 1, 2009." We also note your response to comment six in our letter dated September 16, 2009, that "Mr. Webster's [24.5% increase in salary] was attributable to his promotion to President...." With a view toward disclosure in future filings, please tell us whether Mr. Webster's promotion to president resulted in a predetermined schedule of annual salary increases or whether these consecutive annual increases are attributed to factors beyond Mr. Webster's January 2009 promotion.  Please describe for us the schedule of increases or other factors, as applicable.

As disclosed by the Company, both the 2009 increase as well as the 2010 increase are attributable to Mr. Webster's promotion to president on January 1, 2009.  At the time of his appointment to that position, his salary, while increased, was set at a level well below the range of peer group compensation levels.  The 2010 increase had the effect of increasing his salary to an amount closer to peer compensation levels; however, the amount of that increase was not made in accordance with any predetermined schedule.  In future filings, the Company will disclose the basis for any future increases in Mr. Webster's salary that are beyond the list of factors described in the "Base Salaries" section of its Compensation Discussion and Analysis.

Ms. Pamela Long

November 5, 2010

Annual Incentive Compensation, page 14

10.       We note your description of your annual incentive compensation plan.  With a view toward disclosure in future filings, please address the following:

  Explain how actual corporate and business unit return on investment (ROI) translated into particular bonus pool amount(s) from which each named executive officer is allocated a percentage in the form of an annual incentive bonus.

To summarize, the Company's Performance Bonus Plan provides for the contribution of a fixed percentage of the Company's pre-bonus operating profit to each of a number of bonus pools, based upon the pre-bonus Return on Investment ("ROI") of each plant, region, and division (each of which is referred to as a "Business Unit") as well as a separate corporate Business Unit bonus pool.  Combined, these bonus pools comprise the Company's aggregate bonus awards.  ROI is determined based upon the Business Unit's pre-bonus operating profit less income taxes, divided by the average monthly investment of the Business Unit.  Average investment is defined as the fiscal monthly average of inventory, plus accounts receivable, plus net property, plant equipment, plus intangibles, less accounts payable.  The ROI for the corporate Business Unit pool is based upon the Company's aggregate ROI.

The Company does not use specific ROI performance targets for the purpose of determining actual bonus payments.  Rather, for the various bonus pools, the Company utilizes an ROI threshold and maximum, .01% and 24.4%, respectively, for the purpose of determining the size of the bonus pools for the Business Units, as well as the Company's corporate Business Unit bonus pool.  Within the range of ROI results, in increments of .5% to 1% of ROI, between the threshold and maximum, the Company contributes a percentage of pre-bonus operating profit to the various bonus pools.  The amount of the contribution, expressed as a percentage of pre-bonus operating profit, varies among the Business Units and from the corporate Business Unit pool, and ranges from a low of 2.3% of pre-bonus operating profit to a high of 25% of pre-bonus operating profit.

The Company has over 70 bonus pools, one for each Business Unit, as well as the separate corporate Business Unit pool.  Historically, a majority of the Named Executives participate in the corporate Business Unit bonus pool, although the presidents of the Company's divisional operations have qualified as Named Executives in the past, and they participate in their respective divisional Business Unit pool.

Ms. Pamela Long

November 5, 2010

At the beginning of each year, each plan participant is allocated a percentage of the bonus pool for his or her respective Business Unit.  For the Company's Named Executives, the Company's CEO recommends, subject to Compensation Committee approval, the percentage of their bonus pool to be allocated to that Named Executive.  Once allocated, these percentages are multiplied by the applicable bonus pool which yields the eventual bonus payment.  In future filings, the Company will include the above explanation.

  Disclose the bonus pool amounts from which each named executive officer was paid.

The corporate unit bonus pool for 2009 was $3,358,000.  In future filings, the Company will disclose the aggregate amount of the corporate Business Unit bonus pool which, as noted above, is the pool in which a majority of the Company's Named Executives participate.  The Company does not believe that the disclosure of the bonus pool amounts for any Business Unit is useful to its shareholders.  Moreover, the disclosure of the amount of any Business Unit bonus pool (other than the corporate Business Unit bonus pool) would provide confidential and proprietary business information to the Company's competitors and customers by allowing those parties to determine the relative profitability of those Business Units to the ultimate detriment of the Company's shareholders.  The Company operates in highly competitive markets with historically narrow net profit margins.  The ability of the Company's competitors and customers to assess the relative profitability of one or more Business Unit would result in further price pressures on the Company's products and would have an adverse impact of the Company's overall profitability.  Accordingly, the Company does not intend to disclose the bonus pool amounts for any Business Unit other than the corporate Business Unit bonus pool.

  Describe how each named executive officer's percentage allocation was determined.

Please see explanation above.

  Clarify why the table on page 15 indicates that Mr.  Glenn's "Allocation of Participation in Aggregate Company Bonus Pools," was 6.3%, whereas your disclosure on page 14 states that Mr.  Glenn's total allocation from the "corporate Business Unit bonus pool" totaled 20%.

Mr. Glenn's percentage allocation of the corporate Business Unit bonus pool was 20%.  When combined with all of the Company-wide bonus pools, Mr. Glenn's bonus represented 6.3% of the Company-wide bonuses.

Long-Term Stock Incentive Plans, page 16

11.       With a view toward disclosure in future filings, please describe for us how you determined the conditional stock grant amounts that you made in 2009.  See Item 402(b) of Regulation S-K.

Ms. Pamela Long

November 5, 2010

The Company's CEO recommends to the Compensation Committee, for its approval, the amount of shares that are subject to each conditional stock award.  The relative amount of shares subject to each award is based upon each executive's job classification.  In future filings, we will include this explanation.

Forms 10-Q for the Quarterly Periods Ended March 27 and June 26, 2010

Item 6.  Exhibits

Exhibits 31(a) and (b)

12.       In future filings, please file your certifications exactly as set forth in Item 601(b)(3l)(i) of Regulation S-K without the word "quarterly" in paragraph 2.

In future filings we will correct these certifications.

* * * * *

UFP has advised us that it acknowledges that:

•         UFP is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         UFP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

            We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM LLP

/s/ Michael G. Wooldridge

Michael G. Wooldridge, Partner

cc:        Mr. Matthew Missad